Exhibit 4

November 16, 2021

Grown Rogue International Inc.

555 Airport Road

Medford, Oregon U.S.A. 97504

Attention: Obie Strickler, CEO

Dear Sir:

Re: Grown Rogue International Inc. – Resignation as Auditor

We hereby give notice of our resignation as auditors of Grown Rogue International Inc. (the “Company”) effective November 16, 2021. No reportable event, as defined in National Instrument No.51-102 of the Continuous Disclosure Obligations, has arisen from our engagement as auditor of the Company.

We remind the Company of their obligations under National Instrument 51-102 upon auditor termination or resignation which are attached for reference.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Per: David J. Goertz, Inc.